Aqua Vault, Inc.



ANNUAL REPORT

20533 Biscayne Blvd, Ste. 4947

Aventura, FL 33180

0

TheAquaVault.com

This Annual Report is dated April 27, 2022.

BUSINESS

Aqua Vault, Inc, formerly known as Aqua Vault, LLC was formed on March 7, 2011 in the State of Florida. On July 18, 2019, Aqua Vault, LLC converted to Aqua Vault, Inc., a Delaware Corporation (collectively, the "Company"). The Company's headquarters are located in Aventura, Florida.

The Company is in the business of creating, manufacturing and distributing unique portable security devices and various innovative travel accessories. The objective is to deliver an ever growing travel and security product line to customers through B2B and B2C sales channels under the AquaVault brand. Customers include various retail partners, resorts & hotels, cruise lines, end user e-commerce channels, global distribution partners, as well as wholesale accounts.

Previous Offerings

On July 18, 2019 the Company underwent a corporate restructuring and Aqua Vault LLC's membership interests were extinguished and Aqua Vault Inc issued shares of stock. As part of the corporate restructuring, the Company authorized 4,000,000 shares of Class A Voting Common Stock with a par value of $0.0001 and 500,000 shares of Class B Non-Voting Common

Stock with a par value of $0.0001.

On March 1, 2019, the Company entered into an underwriting agreement related to the offer and sale of up to 152,857 shares of the Class B Non-Voting Common Stock at $7 per share. On November 7, 2019, the Company closed on the issuance of 158,369 shares of Class B Non-Voting Common Stock which resulted in total net proceeds of $898,132 after deducting offering expenses.

On May 28, 2020, the Company entered into an agreement and sold 21,148 shares of Class B Non-Voting Common Stock which resulted in total net proceeds of $147,211 after deducting offering expenses.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as an Exhibit.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $221,068.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

On August 14, 2018, the Company entered into a 120-month term loan agreement with First Home Bank (the "First Home Loan") in the amount of $350,000. As of December 31, 2021 and 2020, the First Home Loan had an outstanding balance in the amounts of $257,949 and $274,676, respectively. The First Home Loan bears a variable interest rate equal to Prime plus 2.75% (initially 7.75%), which resets quarterly and requires monthly payments in the amount of $3,922. The First Home Loan matures on August 14, 2028.

The First Home Loan is collateralized by all assets of the Company. Additionally, the First Home Loan is personally guaranteed by two of the Company's officers, Robert Peck and Avin Samtani.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Peck
Title: Chief Executive Officer
Dates of Service: Inception of the Company or its predecessor (2011) to Present

Name: Jonathan Kinas Title: Chief Financial Officer
Dates of Service: Inception of the Company or its predecessor (2011) to Present

Name: Avin Samtani
Title: Chief Operating Officer
Dates of Service: Inception of the Company or its predecessor (2011) to Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Blue Rise, LLC (100% Owned by Robert Peck)
Class of Security: Class A
Shares Held: 611,868
Percentage of Ownership: 21.45%

Stockholder Name: Venetian Capital Partners LLC (100% Owned by Avin Samtani)
Class of Security: Class A
Shares Held: 611,868
Percentage of Ownership: 21.45%

Stockholder Name: Ajoy Investments LLC
Class of Security: Class A
Shares Held: 456,369
Percentage of Ownership: 16.00%

Stockholder Name: Blackhawk Holdings LLC (100% Owned by Jonathan Kinas)
Class of Security: Class A

Shares Held: 372,655
Percentage of Ownership: 13.07%

RELATED PARTY TRANSACTIONS

There are no related party transactions.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,288,571 outstanding.

Voting Rights

Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 563,737 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for some new products we are adding to our line. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated production hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AquaVault, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AquaVault, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are backed by an SBA loan.

The SBA loan is secured by the business with personal guarantees from the founders. The SBA loan was taken out to scale production. This was the cheapest money available to businesses. Its a 10 year note at 7.99% APR. We are on automatic payments and plan to aggressively pay this down as soon as possible.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Aqua Vault, Inc.

By /s/ *Robert Peck*

    Name: Aqua Vault, Inc.

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



AQUA VAULT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

AQUA VAULT, INC.
TABLE OF CONTENTS

AQUA VAULT, INC.
BALANCE SHEETS (UNAUDITED)

As of December 31,		2021		2020
ASSETS				
Current Assets:				
Cash	$	221,068	$	43,550
Inventories		981,724		245,273
Accounts receivable, net		45,962		23,038
Other assets		3,650		1,650
Total current assets		1,252,404		313,511
Intangible assets		27,303		31,227
Total assets	$	**1,279,707**	$	**344,738**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
LIABILITIES				
Current liabilities:				
PPP Loan	$	62,500	$	62,500
Current liabilities		364,464		26,347
Total current liabilities		426,964		88,847
Long term debt		257,949		274,676
Total Liabilities		**684,913**		**363,523**
STOCKHOLDERS' EQUITY (DEFICIT)				
Class A Par Value ($0.0001 par value, 4,000,000 Shares authorized; 2,288,571 issued)		229		229
Class B Par Value ($0.0001 par value, 1,500,000 Shares authorized; 563,737 issued)		56		46
Additional paid in capital		1,797,633		1,048,002
Accumulated Deficit		(1,203,124)		(1,067,062)
Total stockholders' equity (deficit)		**594,794**		**(18,785)**
Total liabilities and stockholders' equity (deficit)	$	**1,279,707**	$	**344,738**

For The Year Ended December 31,		2021		2020
Revenue, net	$	3,184,216	$	1,848,511
Cost of goods sold		1,357,399		875,270
Gross Profit		1,826,817		973,241
Operating expenses				
Sales and marketing		1,277,742		852,847
General and administrative		759,700		493,362
Total operating expenses		2,037,442		1,346,209
Operating loss		(210,625)		(372,968)
Other income, net		91,977		24,074
Interest expense		(17,414)		(28,407)
Net loss	$	**(136,062)**	$	**(377,301)**

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital		Accumulated Deficit		Total Equity	
Balance at December 31, 2019	$	229	$	45	$	898,248	$	(689,761)	$	208,761
Issuance of Common Stock		-		1		149,754		-		149,755
Net loss		-		-		-		(377,301)		(377,301)
Balance at December 31, 2020	$	229	$	46	$	1,048,002	$	(1,067,062)	$	(18,785)
Issuance of Common Stock		-		10		749,631		-		749,641
Net loss		-		-		-		(136,062)		(136,062)
Balance at December 31, 2021	$	229	$	56	$	1,797,633	$	(1,203,124)	$	594,794

For The Year Ended December 31,		2021		2020
Cash flows from operating activities:				
Net loss	$	(136,062)	$	(377,301)
Adjustments to reconcile net loss to net cash used by operating activities:				
Amortization		3,924		3,924
Changes in operating assets and liabilities:				
Accounts receivable, net		(22,924)		(7,395)
Inventories		(736,451)		(59,709)
Other assets		(2,000)		(1,650)
Current liabilities		338,117		9,436
Net cash used by operating activities		**(555,396)**		**(432,695)**
Cash flows from investing activity:				
Purchases of intangible assets		-		(20,604)
Cash used in investing activity		**-**		**(20,604)**
Cash flows from financing activities:				
Repayments to PayPal Inventory Loan		-		(79,657)
Repayments to Kabbage Loan		-		(4,386)
Repayments to First Home Loan		(16,727)		(21,591)
Proceeds from PPP Loan		-		62,500
Issuance of Common Stock, net		749,641		280,250
Net cash provided by financing activities		**732,914**		**237,116**
Net change in cash		177,518		(216,183)
Cash - beginning of year		43,550		259,733
Cash - end of year	$	**221,068**	$	**43,550**
Supplemental disclosure of cash flows:				
Cash paid during the year for interest	$	**17,414**	$	**28,407**

I, Robert Peck, the CEO of Aqua Vault Inc., hereby certify that the financial statements of Aqua Vault Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Aqua Vault Inc. has not yet filed its federal tax return for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st of April, 2022

Robert Peck

CEO

4-21-22

CERTIFICATION

I, Robert Peck, Principal Executive Officer of Aqua Vault, Inc., hereby certify that the financial statements of Aqua Vault, Inc. included in this Report are true and complete in all material respects.

Robert Peck

Chief Executive Officer